                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             RED BRICK SYSTEMS, INC.
                             -----------------------
                                (NAME OF ISSUER)


                         COMMON STOCK, $.0001 PAR VALUE
                         PREFERRED SHARE PURCHASE RIGHTS
                         -------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    756422101
                                 --------------
                                 (CUSIP NUMBER)


                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
               ---------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 OCTOBER 8, 1998
             ------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                  This Schedule 13D filed with the Securities and Exchange
Commission on September 30, 1998 (the "Schedule 13D") on behalf of New Valley Corporation ("New Valley"), N.V. Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, in connection with the common stock, $.0001 par value, and associated Preferred Share Purchase Rights, of Red Brick Systems, Inc., a Delaware corporation (the "Company"), is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D):

ITEM 4.    PURPOSE OF TRANSACTIONS.

           Item 4 is hereby amended to add the following:

           On September 7, 1998, Informix Corporation ("Informix") announced the signing of an agreement to acquire the Company. On September 8, 1998, New Valley issued a press release announcing that it opposes the proposed acquisition of the Company by Informix. A copy of the press release issued by New Valley is attached hereto as Exhibit E and is incorporated herein by reference.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

           Item 7 is hereby supplemented by adding the following exhibit:

Exhibit E: Press Release of New Valley dated October 8, 1998.

















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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 1998

                                      NEW VALLEY CORPORATION

                                      By:  /s/ Richard J. Lampen
                                           ----------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      NEW VALLEY HOLDINGS, INC.

                                      By:  /s/ Richard J. Lampen
                                           ----------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      BGLS INC.

                                      By:  /s/ Richard J. Lampen
                                           ----------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      BROOKE GROUP LTD.

                                      By:  /s/ Richard J. Lampen
                                           ----------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      BENNETT S. LEBOW

                                      By:  New Valley Corporation

                                      By:  /s/ Richard J. Lampen
                                           ----------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President













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